UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact Name of the Registrant as Specified in the Charter)

Supervielle Group S.A.

(Translation of Registrant’s Name into English)

Bartolomé Mitre 434, 5th floor

C1036AAH, City of Buenos Aires

Republic of Argentina

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated June 27, 2017

NOTICE OF SUBSCRIPTION OF SHARES

GRUPO SUPERVIELLE

Grupo Supervielle S.A. (“Grupo Supervielle” or the “Company”) hereby informs its shareholders that by virtue of the resolution passed by the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2017 (the “Shareholders' Meeting”), a total of up to 8,032,032 new Class B common book-entry shares with a par value of AR$ 1 each and one vote per share and entitled to receive dividends on an equal basis with the other Class B common book-entry shares of the Issuer in circulation at the time of the issuance (the “New Shares”). Of the New Shares, 4,321,208 shares will be delivered to the Contributor in consideration of the Contribution-in-Kind (both terms as defined in the Prospectus) (the “Shares to be Delivered to the Contributor”) and 3,710,824 shares will be offered in subscription to the shareholders listed in the register of shareholders of the Issuer run by Caja de Valores S.A. at the end of the Business Day prior to the commencement of the Preemptive Subscription Period (as defined below) and / or the holders of coupons entitled to participate in the subscription (the “Preemptive Rights Holders”), whether or not they are shareholders (the “Preemptive Right”) (the “Shares to be Offered in Subscription”). Simultaneously with the exercise of the Preemptive Right, those exercising it may also exercise their right to increase on the Shares to be Offered in Subscription in respect of which other holders of the Preemptive Right have not exercised such Preemptive Right (the “Right of Accretion”) during the Preemptive Subscription Period.

Immediately after the issuance of the New Shares, assuming the subscription and integration of 100% thereof, the Company will increase its current capital stock from AR$ 363,777,615 to AR$ 371,809,647, represented by 126,738,188 Class A common book-entry shares, with a par value of AR$ 1 and 5 votes per share, and 245,071,459 Class B common book-entry shares, with par value of AR$ 1 and 1 vote per share, representing the New Shares an increase of up to 2.21% of the share capital.

The offer is made in accordance with the following terms and conditions, which must be read together with the other terms and conditions included in the prospectus for the issuance of the New Shares dated June 23, 2017 (the “Prospectus”), which summary was published in the Daily Bulletin of the Buenos Aires Stock Exchange (the “BCBA”) (by virtue of powers delegated by BYMA) on June 23, 2017 in exercise of the delegation of activities provided for in section 32, subsection g) of the Capital Markets Law.

I) Preemptive Subscription and Accretion Period: The Shares to be Offered in Subscription will be offered to shareholders of the Company to exercise the Preemptive Subscription Right and Accretion Right simultaneously for a period beginning on July 3, 2017 at 10.00 am and ending on July 12, 2017 (inclusive) at 2.00 pm (the “Preemptive Subscription Period”). The Company does not intend to extend the duration of the Preemptive Subscription Period. The date of termination of the Preemptive Subscription Period will be considered the “Award Date”.

II) Mechanism for the exercising of the Preemptive Right and the Accretion Right: The holders of the Preemptive Right wishing to exercise their Preemptive Right and Accretion Right on the Shares to be Offered in Subscription may do so by submitting to the Caja de Valores S.A. (“CVSA”), acting as subscription agent (the “Subscription Agent”), directly or through its depositors, electronic forms of preemptive subscription and accretion through the GIC (Comprehensive Custody Management System – External GEDOP) to the following address: https://gic.sba.com.ar (Subscriptions Menu) (such forms, the “Preemptive Subscription and Accretion Forms”), stating the number of Shares to be Offered in Subscription with which it is to exercise the Preemptive Right and, if applicable, the maximum amount of Shares to be Offered in Subscription on which the Accretion Right will be exercised or the maximum percentage of shareholding of the Issuer that commits to subscribe by exercising this right. The Preemptive Subscription and Accretion Forms will be binding and cannot be withdrawn and / or modified.

The Preemptive Subscription and Accretion Forms may be submitted up to 2:00 pm on the last day of the Preemptive Subscription Period, at which time no new Preemptive Subscription and Accretion Forms will be received.

The Preemptive Rights Holders may submit the Preemptive Subscription and Accretion Forms directly to the Subscription Agent in the event that the stock holdings to which their coupons correspond are recorded in the register of shareholders of the Issuer, or indirectly through their respective depositor agents in CVSA in case the stock holdings to which their coupons correspond are recorded in the collective deposit system, who, in turn, will transmit the order to CVSA.

Preemptive Rights Holders submitting the Preemptive Subscription and Accretion Forms shall provide the Subscription Agent with all the information and documentation required by it in order to comply with applicable regulations, including but not limited to laws and regulations related to the prevention of money laundering and financing of terrorism, CNV regulations and Central Bank regulations. In the event that the foregoing information is found to be insufficient, incomplete and / or not provided in a timely manner, the Subscription Agent may reject such Preemptive Subscription and Accretion Forms, in its sole discretion, without any liability to the Subscription Agent. In the case of the Preemptive Subscription and Accretion Forms submitted to the Subscription Agent indirectly through the depositor agents, such depositor agents shall be solely responsible for complying with the applicable regulations on the prevention of money laundering and financing of terrorism and for the existence of guarantees regarding the payment of their subscriptions, with neither the Issuer nor the Subscription Agent having any liability in this regard.

The Right of Accretion may be exercised only by those Preemptive Rights Holders who have subscribed for Shares to be Offered in Subscription during the Preemptive Subscription Period in proportion to the shares subscribed through the exercise of the Preemptive Right.

III) Coupon Negotiation: Shareholders may transfer their Preemptive Right and Accretion Right. The Preemptive Right and Accretion Right may be traded on BYMA separately from the Class B shares currently in circulation, in accordance with BYMA Circular No. 3334, as from the third Trading Day prior to the beginning of the Preemptive Subscription Period and up to the penultimate Trading Day of the Preemptive Subscription Period.

IV) Subscription Price: The subscription price per share is AR$ 49.91 (forty-nine pesos with 91/100 cents), as resolved by the Shareholders’ Meeting.

V) Proportional Ratio: Under the Preemptive Right and Accretion Right, each of the Preemptive Right Holder may subscribe 1 new share to be offered in subscription for each 45.290857282 outstanding shares.

VI) Results of the Subscription: The results of the subscription of the Shares to be Offered in Subscription will be informed at the closing of the Award Date by means of a notice that will be published in the AIF, in the Daily Bulletin of the BCBA (by virtue of powers delegated by BYMA), in the Electronic Bulletin of the MAE, on the website of Grupo Supervielle (www.gruposupervielle.com.ar) (the “Notice of Results”). The same shall indicate the number of Shares to be Offered in Subscription to be issued, the Integration Date and the Issue Date (as both terms are defined herein).

Each of the Preemptive Right Holders that has submitted a Preemptive Subscription Form will be awarded with 100% of the New Shares that the same would have subscribed in exercise of their respective Preemptive Right.

In the event that there is a balance of Shares to be Offered in Subscription that are not subscribed by virtue of the Preemptive Right and the Accretion Right, at the end of the subscription, these will not be offered to the investing public and the Board of Directors of the Issuer will request the CNV the cancellation of the authorization to the public offering, and BYMA the cancellation of the authorization of listing and negotiation of the same.

(VII) Form and Term for Integration: The Preemptive Right Holders shall make the payment of the Subscription Price within the third Business Day, counted from the Award Date, as indicated in the Notice of Results (the “Date of Integration”), for the total number of Shares to be Offered in Subscription that will have been awarded to them under the exercise of the Preemptive Right and Accretion Right.

On that date, CVSA, as the Subscription Agent, will receive, through the transfer and / or direct debit of the account of the depositors, as the case may be, the amounts corresponding to the integration of the shares subscribed under the Preemptive Right and of the Accretion Right by the Preemptive Right Holders that had participated in the subscription of the Shares to be Offered in Subscription. In the event of debiting the accounts of the depositor agents, these will in turn charge such amounts to the Preemptive Right Holders that would have participated in the subscription of the Shares to be Offered in Subscription through it.

VIII) Delay in Integration: Delay in the integration of the Shares to be Offered in Subscription will occur automatically, due to the mere expiration of the aforementioned terms. The default will imply the loss of the right to subscribe for the Shares to be Offered in Subscription. In such case, the offers shall be deemed not to have been made and the Issuer may freely dispose of the non-integrated subscribed shares.

IX) Issue and Accreditation: On the Business Day following the Integration Date (the “Issue Date”) and against receipt of the Funds to be Integrated, the Subscription Agent will credit the Shares to be Offered in Subscription that have been adjudicated in the same constituent accounts and / or accounts of the Register of Shareholders of the Issuer, as applicable, that was used for the exercise of the Preemptive Right and Accretion Right by the Preemptive Rights Holders.

X) Significant change in the Company's situation: There was no significant additional change in the Company's financial, economic and financial situation after the financial statements for the three-month period ended March 31, 2017. Notwithstanding this, it is reported that on June 5, 2017, an Ordinary and Extraordinary General Meeting of Shareholders of the Company was convened to consider, among other items, an increase in the share capital in the amount of up to AR$ 145,000,000, Through the issuance of up to 145,000,000 new Class B common book-entry shares with a right to 1 (one) vote and face value of AR$ 1 (one peso) per share and entitled to dividends under the same conditions as Class B common book-entry shares in circulation at the time of issue, to be offered by public subscription in the country and abroad. The authorized number of shares may be increased by up to 15% in case of over-subscription.

XI) Irrevocable contributions subject to capitalization: Except for the Contribution-in-Kind in which the Shares to be Delivered to the Contributor will be issued, as of the date of this notice, there are no irrevocable contributions made in the Company subject to capitalization.

Public Offer authorized by Resolution No. 18,767 dated June 22, 2017 of the National Securities Commission (the “CNV”). This authorization only means that the established requirements regarding information have been complied with. The CNV has not given judgment on the data contained in this Prospectus. The veracity of the accounting, financial and economic information, as well as of all other information provided in this Prospectus, is the sole responsibility of the administrative body and, as far as they are concerned, of the surveillance body of the Issuer and of the auditors regarding their respective reports on the financial statements and other officers referred to in Sections 119 and 120 of Law No. 26,831 (together with their amendments and regulations, the “Capital Markets Law”). Grupo Supervielle’s Board of Directors states, as a sworn statement, that this Prospectus contains, at the date of its publication, true and sufficient information on any material fact that may affect the economic and financial situation of Grupo Supervielle and any that must be known to the investing public in relation to the present issue, in accordance with current regulations.

The Class B shares of the Issuer that are currently in circulation, listed and traded on Bolsas y Mercados Argentinos S.A. (“BYMA”), with the symbol “SUPV” and in the Mercado Abierto Electrónico S.A. (“MAE”) and American Depositary Shares (“ADS”) are listed on the New York Stock Exchange (NYSE) under the symbol “SUPV”. In accordance with Section 32 (b) of the Capital Markets Act, the BCBA, in exercise of the activities delegated by BYMA, authorized to list the New Shares on June 26, 2017. Relevant authorization for the negotiation of the New Shares at MAE has been requested.

The New Shares do not have a risk rating.

Capitalized terms not defined herein have the meaning given to them in the Prospectus. The other conditions of this subscription are detailed in the Prospectus that is available to interested parties: (a) in its printed version, in the usual business hours, at the address of Grupo Supervielle, located at Bartolomé Mitre 434, 5th Floor, (C1036AAH) Autonomous City of Buenos Aires, telephones number (54-11) 4340-3100; and (b) in its electronic version at (i) the website of the CNV, www.cnv.gob.ar, in the “Financial Information” section; (ii) the computer system of the market in which the New Shares are listed; and (iii) the website of Grupo Supervielle (www.gruposupervielle.com.ar).

The date of this Subscription Notice is June 26, 2017.

[Signatures of Delegates]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: June 27, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer